779,086 SHARES

                                   Coach USA
                                     [LOGO]

                                  COMMON STOCK
                            ------------------------

     This Prospectus covers 779,086 shares of common stock, $.01 par value (the "Common Stock"), which may be offered by certain stockholders (the "Selling Stockholders") of Coach USA, Inc. (the "Company") from time to time directly or through one or more broker-dealers, in one or more transactions on the New York Stock Exchange ("NYSE"), otherwise in the over-the-counter market, in negotiated transactions or otherwise, or through a combination of such methods, at fixed prices, which may be changed, at market prices or at negotiated prices. All of the shares to be sold by any of the Selling Stockholders were issued pursuant to the acquisition by the Company of various businesses which were previously owned by the Selling Stockholders. The Company will not receive any of the proceeds from the sale of any shares by the Selling Stockholders. All expenses of registration of the shares which may be offered hereby under the Securities Act of 1933, as amended (the "Securities Act") will be paid by the Company (other than underwriting discounts and selling commissions, and fees and expense of advisers to the Selling Stockholders).

     As of August 5, 1997 the Company had 19,517,974 shares of its Common Stock outstanding, of which 10,329,604 are registered and available for unrestricted trading on the NYSE. The shares of Common Stock offered hereby have been approved for trading on the New York Stock Exchange. On August 6, 1997, the closing price of the Common Stock on the New York Stock Exchange was $29 7/8 per share as published in THE WALL STREET JOURNAL on August 7, 1997.

     The Company is a Delaware corporation and all references herein to the Company refer to the Company and its subsidiaries.

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
      SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
          PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
              REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                 THE DATE OF THIS PROSPECTUS IS AUGUST 13, 1997.

                             AVAILABLE INFORMATION

     The Company is subject to the information requirements of the Exchange Act, and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission").
Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza Building, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and its regional offices located at 7 World Trade Center, 13th Floor, New York, New York 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such materials can be obtained from the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains an Internet Web site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission. The address of that site is http://www.sec.gov.

     The Company has filed with the Commission a Registration Statement on Form S-3 under the Securities Act with respect to the Common Stock offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and such Common Stock, reference is made to such Registration Statement and exhibits. A copy of the Registration Statement on file with the Commission may be obtained from the Commission's principal office in Washington, D.C. upon payment of the fees prescribed by the Commission or through the Commission's Internet Web site.

     The Company's Common Stock is traded on the NYSE. Proxy statements and other information concerning the Company can also be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

     The following documents filed with the Commission pursuant to the Exchange Act are incorporated herein by reference.

     (i) the Company's Annual Report on Form 10-K for the year ended December 31, 1996;

     (ii) the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 1997;

     (iii) the description of the Common Stock contained in the Company's registration statement on Form 8-A (File No. 1-12939) filed with the Commission on April 29, 1997 pursuant to Section 12 of the Exchange Act;

     (iv) the Company's report on Form 8-K, filed with the Commission on September 13, 1996, as amended by the Company's Form 8-K/A filed with the Commission on November 12, 1996; and

     (v) the Company's report on Form 8-K, filed with the Commission on August 8, 1997.

     All documents filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the shares shall be deemed to be incorporated herein by reference and to be a part hereof from the date of filing of such documents.

     Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will furnish without charge to each person to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of the documents, including exhibits to such documents (unless such exhibits are specifically incorporated by reference into such documents). Requests should be made to: Coach USA, Inc., One Riverway, Suite 600, Houston, Texas 77056,
Attention: Corporate Secretary; telephone 1-888-COACH-US.

                                  THE COMPANY

     Coach USA is the largest provider of motorcoach charter, tour and sightseeing services and one of the five largest non-municipal providers of commuter and transit motorcoach services in the United States. The Company also provides airport ground transportation, paratransit and taxicab and other related passenger ground transportation services. The Company operates across the U.S., serving a broad customer base (no single customer accounted for more than 3% of revenues in 1996) with a fleet of approximately 3,400 motorcoaches and other high occupancy vehicles.

     The motorcoach industry is highly fragmented with approximately 5,000 motorcoach operators which collectively generated approximately $20 billion in revenues in 1995. The motorcoach industry in the United States can be broadly divided into three types of services: (i) recreation and excursion (charter, tour and sightseeing); (ii) commuter and transit; and (iii) regularly scheduled intercity services. The Company operates primarily in the first two categories, which collectively generated approximately $19 billion in revenues in 1995. The Company believes there will be increasing demand for recreation and excursion services, commuter and transit motorcoach services and airport related services for a broad range of customers based on a number of factors, including: growing travel and tourism industry, privatization, outsourcing, expanding metropolitan areas and increasing airport congestion.

     The Company enjoys a number of business attributes that position it to benefit, both financially and operationally, from the consolidation of this highly fragmented industry. The Company believes that it can continue to achieve significant economies of scale as it acquires and integrates additional motorcoach operators (such as savings in insurance, equipment purchases, financing and the centralization of certain administrative functions), which should provide continued margin expansion. The Company also believes that the centralization of these attention-diverting administrative and support functions will allow the management of the operating companies and any other acquired businesses to focus on pursuing new business opportunities and improving equipment utilization and yields. The Company is diversified from the standpoint of geography, customer base and type of business, characteristics which provide it with insulation from disruption in any particular area, customer or business. In addition, the Company benefits from a strong balance sheet as a result of its two 1996 equity offerings in which it raised $96.6 million, as well as from its strategy of using its common stock, par value $.01 per share (the "Common Stock"), as a significant component of the consideration for its acquisitions.

     The Company's objective is to be the largest provider of regional and local motorcoach and passenger ground transportation services in the United States by implementing a growth strategy which concentrates on acquisitions, internal growth and economies of scale.

ACQUISITION STRATEGY

     The Company has used Common Stock and convertible securities to finance a significant portion of the acquisition consideration (including debt assumed) to date and plans to continue using its Common Stock for acquisitions as appropriate in the future. In anticipation of such use, the Company has registered 3.5 million additional shares of Common Stock under the Securities Act.

  ENTER NEW GEOGRAPHIC MARKETS

     The Company intends to expand into geographic markets it does not currently serve by acquiring well-established motorcoach and other passenger ground transportation service providers that, like its existing operating subsidiaries, are leaders in their regional markets. Since its founding in 1995 and through June 30, 1997, the Company has completed 13 new-market acquisitions.

  EXPAND EXISTING MARKETS

     The Company also plans to acquire additional motorcoach and other passenger ground transportation service providers in many of the markets in which it operates, including acquisitions that either broaden the range of services provided by the Company in that market or expand the geographic scope of the Company's operations in that market, as well as "tuck-in" acquisitions of smaller operations. The Company believes that tuck-in acquisitions will increase operating efficiencies without a proportionate increase in administrative costs and, in some instances, will broaden the Company's range of services. Since its founding in 1995 and through June 30, 1997, the Company has completed seven existing-market acquisitions.

INTERNAL GROWTH STRATEGY

  OFFER OF A FULL RANGE OF SERVICES IN EACH REGION

     The Company intends to increase growth in each of its regions by adding complementary services, as appropriate, including motorcoach charter, tour and sightseeing, commuter and transit, airport ground transportation, paratransit and taxicab services. Many of the acquired companies do not offer all of such services and the Company believes they will benefit from the expertise of affiliated operations.

  DEVELOP PRIVATIZATION AND OUTSOURCING

     The Company believes that it is well positioned to benefit from the accelerating trend toward governmental privatization and corporate outsourcing, as more transit authorities and businesses such as hotels, casinos, rental car agencies, colleges and other institutions that operate their own fleets decide to privatize or outsource non-core operations. For example, in February 1997 the Company was awarded a three-year commuter service contract in the Seattle, Washington area, which is expected to generate approximately $19 million in revenues and which may be extended at the option of the customer for two additional one-year periods. The Company is actively pursuing other privatization contracts.

  ESTABLISH A NATIONAL SALES AND MARKETING PROGRAM

     The Company has begun to establish a national sales and marketing program as a means to expand its recreational and excursion business to position itself to benefit from the significant growth in the travel and tourism industry. This program will target travel and tour companies, national and international travel agencies and convention organizers, as well as organizations such as AAA, AARP and professional and amateur athletic teams.

ECONOMIES OF SCALE

  CENTRALIZE ADMINISTRATIVE FUNCTIONS

     The Company believes that it will continue to have greater purchasing power, resulting in significant cost savings in such areas as equipment and parts, tires, insurance and financing, than the acquired companies had independently. The Company has begun to realize cost savings through the consolidation of administrative functions such as employee benefits, safety and maintenance programs and risk management. The Company believes that by continuing to remove the burden and attention-diverting responsibility of administrative and support functions, the management of the operating companies and any other acquired businesses will be able to focus on pursuing new business opportunities and improving equipment utilization and yields.

  INCREASE OPERATING EFFICIENCIES

     The Company believes that there are additional opportunities to eliminate redundant facilities and equipment through coordination among its current operations as well as operations to be acquired in the future. The Company also expects to continue to benefit from cross-marketing, increased equipment utilization and implementation of best practices throughout its operating regions. For example, the Company has consolidated the operational and maintenance facilities of two of the companies it acquired in Houston into one location.

RECENT RESULTS

     The Company has publicly announced pro forma revenues of $199.3 million, pro forma income before extraordinary item of $10.3 million and earnings per share before extraordinary item of $0.52 for the six months ended June 30, 1997. In addition, in July 1997 the Company completed the private placement of $150 million aggregate principal amount of 9 3/8% Senior Subordinated Notes due 2007 (the "Notes").

     The Company is currently a party to an $181 million Credit Facility (the "Credit Facility"). The Company has recently announced that it anticipates that such facility will be amended to provide for borrowings of up to $300 million and additional borrowings outside such facility of up to $80 million.

                                  RISK FACTORS

     AN INVESTMENT IN THE COMPANY INVOLVES A SIGNIFICANT DEGREE OF RISK. PROSPECTIVE INVESTORS SHOULD CONSIDER CAREFULLY THE FOLLOWING FACTORS IN ADDITION TO OTHER INFORMATION INCLUDED IN THIS PROSPECTUS BEFORE MAKING AN INVESTMENT IN THE COMMON STOCK. THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS CONCERNING THE COMPANY'S OPERATIONS, ECONOMIC PERFORMANCE AND FINANCIAL CONDITION, INCLUDING, IN PARTICULAR, THE LIKELIHOOD OF THE COMPANY'S SUCCESS IN DEVELOPING AND EXPANDING ITS BUSINESS. THESE STATEMENTS ARE BASED UPON A NUMBER OF ASSUMPTIONS AND ESTIMATES THAT ARE INHERENTLY SUBJECT TO SIGNIFICANT UNCERTAINTIES AND CONTINGENCIES, MANY OF WHICH ARE BEYOND THE CONTROL OF THE COMPANY, AND REFLECT FUTURE BUSINESS DECISIONS THAT ARE SUBJECT TO CHANGE. SOME OF THESE ASSUMPTIONS INEVITABLY WILL NOT MATERIALIZE, AND UNANTICIPATED EVENTS WILL OCCUR THAT WILL AFFECT THE COMPANY'S RESULTS.

EFFECTS OF LEVERAGE

     The Company is highly leveraged. On March 31, 1997, the Company, after giving pro forma effect to the acquisition of eight companies subsequent to March 31, 1997, the sale of the Notes in transactions not registered under the Securities Act in reliance upon the exemption provided in Section 4(2) of the Securities Act and the application of the net proceeds therefrom, the Company would have had total indebtedness of approximately $249.6 million (of which $150.0 million would have consisted of the Notes, $40.6 million would have consisted of convertible subordinated notes issued in connection with the acquisition of certain businesses and the balance would have consisted of capital lease and other obligations). The Company's ability to make scheduled payments of principal of, or to pay the interest or liquidated damages, if any, on, or to refinance, its indebtedness, or to fund planned capital expenditures or future acquisitions will depend on its future performance, which, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond its control. Based upon the current level of operations and anticipated cost savings and revenue growth, management believes that cash flow from operations and available cash, together with available borrowings under the Company's revolving Credit Facility, will be adequate to meet the Company's anticipated future requirements for working capital, budgeted capital expenditures, acquisitions and scheduled payments of principal and interest on its indebtedness for the next several years. The Company may, however, need to refinance all or a portion of the principal of its indebtedness on or prior to maturity. There can be no assurance that the Company's business will generate sufficient cash flow from operations or that anticipated revenue growth and operating improvements will be realized or that future borrowings will be available under the Credit Facility in an amount sufficient to enable the Company to service its indebtedness, make anticipated capital expenditures or fund future acquisitions. In addition, there can be no assurance that the Company will be able to effect any such refinancing on commercially reasonable terms or at all.

LIMITED COMBINED OPERATING HISTORY

     The Company was founded in September 1995 but conducted no operations and generated no revenues prior to the closing of the initial public offering. The Company acquired six founding companies (the "Founding Companies") simultaneously with the closing of the initial public offering. Prior to their acquisition by the Company, the Founding Companies and all subsequent acquisitions operated as separate independent entities, and there can be no assurance that the Company will be able to successfully integrate the operations of these businesses or institute the necessary Company-wide systems and procedures to successfully manage the combined enterprise on a profitable basis. The Company's management group has been assembled for over one year, and there can be no assurance that the management group will be able to effectively manage the combined entity or effectively implement the Company's internal growth strategy and acquisition program. The historical financial results of the Company, the Founding

Companies and the subsequent acquisitions cover periods when the Company, the Founding Companies and the subsequent acquisitions were not under common control or management and, therefore, may not be indicative of the Company's future financial or operating results. The inability of the Company to successfully integrate the Founding Companies and the subsequent acquisitions could have a material adverse effect on the Company's business, financial condition and results of operations and would make it unlikely that the Company's acquisition program could continue to be successful. See "Management."

HOLDING COMPANY STRUCTURE

     The Company conducts all of its operations through subsidiaries. Accordingly, the Company relies on dividends and cash advances from its subsidiaries to provide funds necessary to meet its obligations. The ability of any such subsidiary to pay dividends or make cash advances is subject to applicable laws and contractual restrictions, including restrictions under credit agreements between such subsidiaries and third party lenders.

CAPITAL AVAILABILITY RISKS RELATED TO ACQUISITION FINANCING

     The Company intends to continue to finance future acquisitions by issuing shares of its Common Stock for all or a substantial portion of the consideration to be paid. In the event that the Common Stock does not maintain a sufficient market value, or potential acquisition candidates are otherwise unwilling to accept Common Stock as part of the consideration for the sale of their businesses, the Company may be required to utilize more of its cash resources, if available, in order to maintain its acquisition program. If the Company does not have sufficient cash resources, its growth could be limited unless it is able to obtain additional capital through debt or equity financings. Although the Company has established a line of credit which provides for aggregate credit capacity of $221 million, there can be no assurance that the Company will be able to obtain all the financing it will need in the future on terms the Company deems acceptable.

     The Credit Facility contains customary restrictive covenants, including requiring the Company to maintain: consolidated Net Worth, as defined therein, plus consolidated Subordinated Debt, as defined therein, at a level not less than (i) the greater of 90% of the consolidated Net Worth of the Company as of June 30, 1996, or $35,000,000, plus (ii) 90% of the Company's cumulative annual consolidated net earnings, plus (iii) 100% of the net proceeds resulting from sales or issuances of stock or subordinated debt; Tangible Net Worth, as defined therein, of the Company at not less than 40% of the consolidated Net Worth of the Company; a ratio of consolidated Funded Debt, as defined therein, of the Company less the Subordinated Debt, as defined therein, of the Company to the consolidated EBITDA, as defined therein, of the Company of no greater than 3.0 to 1.0; and a Fixed Charge Coverage Ratio, as defined therein, of not less than
1.25 to 1.0.

RISKS RELATED TO THE COMPANY'S ACQUISITION STRATEGY

     The Company intends to continue to grow primarily through the acquisition of additional motorcoach and other passenger ground transportation businesses. Increased competition for acquisition candidates may develop, in which event there may be fewer acquisition opportunities available to the Company as well as higher acquisition prices. There can be no assurance that the Company will be able to continue to identify, acquire or profitably manage additional businesses or successfully integrate acquired businesses, if any, into the Company without substantial costs, delays or other operational or financial problems. Further, acquisitions involve a number of special risks, including possible adverse effects on the Company's operating results, diversion of management's attention, failure to retain key acquired personnel, risks associated with unanticipated events or liabilities and amortization of acquired intangible assets, some or all of which could have a material adverse effect on the Company's business, financial condition and results of operations. In addition, there can be no assurance that the Founding Companies, the subsequent acquisitions or other businesses acquired in the future will achieve anticipated revenues and earnings. See "Business -- Business
Strategy."

LABOR RELATIONS

     The Company currently has approximately 7,600 employees, approximately 5,000 of whom are motorcoach drivers. At March 31, 1997, approximately 2,800 of the Company's employees were members of various labor unions. The Company's inability to negotiate acceptable contracts with these unions as existing agreements expire could result in strikes by the affected workers and increased operating costs as a result of higher wages or benefits paid to union members. If the unionized employees were to engage in a strike or other work stoppage, or other employees were to become unionized, the Company could experience a significant disruption of its operations and higher ongoing labor costs, which could have a material adverse effect on the Company's business and results of operations. See "Business -- Drivers and Other Personnel."

SUBSTANTIAL SEASONALITY OF THE MOTORCOACH BUSINESS

     The motorcoach business is subject to seasonal variations in operations. During the winter months, operating costs are higher due to the cold weather and demand for motorcoach services is lower, particularly because of a decline in tourism. As a result, the Company expects its revenues and results of operations to be lower in the first and fourth quarters than in the second and third quarters of each year.

FUEL PRICES AND TAXES

     Fuel is a significant cost to the Company. Fuel prices are subject to sudden increases as a result of variations in supply levels and demand. Any sustained increase in fuel prices could adversely affect the Company's results of operations unless it were able to increase prices. From time to time, there are efforts at the Federal or state level to increase fuel or highway use taxes, which, if enacted, also could adversely affect the Company's results of operations. See "Business -- Fuel Availability and Costs."

INSURANCE COSTS; CLAIMS

     The Company's cost of maintaining personal injury, property damage and workers' compensation insurance is significant. The Company could experience higher insurance premiums as a result of adverse claims experience or because of general increases in premiums by insurance carriers for reasons unrelated to the Company's own claims experience. As an operator of motorcoaches and other vehicles, the Company is exposed to claims for personal injury or death and property damage as a result of accidents. The Company is self-insured for the first $100,000 of losses per incident involving a motorcoach and is self-insured for the first $250,000 of losses per incident involving a taxicab. If the Company were to experience a significant increase in the number of claims for which it is self-insured or claims in excess of its insurance limits, its results of operations and financial condition would be adversely affected. See "Business -- Risk Management and Insurance."

CAPITAL REQUIREMENTS

     The Company's operations require significant capital in order to maintain a modern fleet of motorcoaches and to achieve internal growth. The Company has historically financed the acquisition of new motorcoaches with debt financing. A new motorcoach costs in excess of $300,000, and there can be no assurance that adequate financing will be available in the future on terms favorable to the Company to enable the Company to efficiently maintain operations and implement any expansion of service through a larger fleet. In addition, as motorcoaches age, they require increasing amounts of maintenance and, therefore, are more expensive to operate. The Company's inability to obtain, or a material delay in obtaining, the financing necessary to acquire replacement motorcoaches as needed would have an adverse effect on the Company's results of operations due to higher operating costs associated with operating an aging fleet. See "Business -- Equipment."

GOVERNMENT SUBSIDIES

     Payments to the Company under a number of its commuter and transit contracts are funded through Federal or state subsidy programs, and, without these subsidies, the state or local transit authority may be unwilling to continue to renew these contracts. In addition, many of the motorcoaches provided at nominal rent to the Company under these contracts are purchased with funds provided by Federal programs. If funding for these Federal programs were eliminated or curtailed, the Company would be required to operate existing motorcoaches longer than economically practicable or be forced to acquire replacement equipment. Either alternative could result in an increase in the Company's costs of operations or could cause the Company to decide not to renew some of its contracts. See "Business -- Services Provided."

SIGNIFICANT REGULATION

     As a result of the enactment of the ICC Termination Act of 1995, interstate motorcoach operations previously regulated by the Interstate Commerce Commission became subject, as of January 1, 1996, to regulatory requirements administered by the Federal Highway Administration (the "FHWA") and the new Surface Transportation Board, both units of the United States Department of Transportation. Motorcoach operators subject to FHWA jurisdiction are required to be registered with the FHWA and to maintain minimum amounts of insurance. The Surface Transportation Board (the "STB") must approve or exempt any consolidation or merger of two or more regulated interstate motorcoach operators or the acquisition of one such operator by another. As of May 15, 1997, the STB had exempted from regulatory approval requirements each of the acquisition transactions involving federally-regulated interstate motorcoach operators entered into by the Company through February 1997. However, acquisitions subsequent to March 1, 1997 and future acquisitions of other motorcoach operators must be approved or exempted from the need for regulatory approval by the STB. There can be no assurance that the Company will be able to obtain such approval or exemption with respect to such acquisitions. Motorcoach operators are also subject to extensive safety requirements and requirements imposed by environmental laws, workplace safety and anti-discrimination laws, including the Americans with Disabilities Act. Safety, environmental and vehicle accessibility requirements for motorcoach operators have increased in recent years, and this trend could continue. The FHWA and state regulatory agencies have broad power to suspend, amend or revoke the Company's operating authorizations for failure to comply with statutory requirements, including safety and insurance requirements. A number of states, such as New Jersey, Nevada and Pennsylvania, require motorcoach operators to obtain authority to operate over certain specified intrastate routes, and, in some instances, such authority cannot be obtained if another operator already has obtained authority to operate on that route. As a result, there may be regulatory constraints on the expansion of the Company's operations in these states. Furthermore, the Company currently has a competitive advantage with respect to certain of its existing route authorities as a result of this regulatory posture. Therefore, if New Jersey or another highly regulated state in which the Company has operations were to reduce the level of regulation, the Company's competitive advantage arising from such regulation could be lost. Similarly, the Company's taxicab service operations are regulated primarily at the local municipality level. Local regulations applicable to taxicab services focus on the entry of new operators into the marketplace and the aggregate number of vehicles which will have authority to operate as well as the fares that can be charged for providing transportation services via taxicabs. These regulations may limit the Company's ability to expand the size of its taxicab fleet. See "Business -- Regulation."

POTENTIAL EXPOSURE TO ENVIRONMENTAL LIABILITIES

     The Company's operations are subject to various environmental laws and regulations, including those dealing with air emissions, water discharges and the storage, handling and disposal of petroleum and hazardous substances. The motorcoach and ground passenger transportation services industry may in the future become subject to stricter regulations. There have been spills and releases of hazardous substances, including petroleum and petroleum related products, at several of the Company's operating facilities in the past. As a result of past and future operations at these facilities, the Company may be required to incur remediation costs and may be subject to penalties. In addition, although the Company intends to conduct appropriate due diligence with respect to environmental matters in connection with future acquisitions, there can be no assurance that the Company will be able to identify or be indemnified for all potential environmental liabilities relating to any acquired business. See "Business -- Environmental Matters."

SUBSTANTIAL COMPETITION

     The motorcoach and ground transportation industry is highly competitive, fragmented and subject to rapid change, particularly with regard to recreational and excursion services and commuter and transit services. There are numerous other companies that provide these services, a number of which are as large or larger than the Company on a national or regional basis and thousands of which are small, independent and serve local populations. Certain of these competitors operate in several of the Company's existing or target markets, and others may choose to enter those markets in the future. The majority of the Company's competition is made up of smaller regional or local operators with a strong presence in their respective local markets. As a result of these factors, the Company may lose customers or have difficulty in acquiring new customers. See "Business -- Competition."

RELIANCE ON KEY PERSONNEL

     The Company's operations are dependent on the continued efforts of its executive officers and the senior management of the operating subsidiaries. Furthermore, the Company will likely be dependent on the senior management of any businesses acquired in the future. If any of these persons becomes unable to continue in his or her present role, or if the Company is unable to attract and retain other qualified employees, the Company's business or prospects could be adversely affected. Although the Company or an operating subsidiary has entered into an employment agreement with each of the Company's executive officers and key managers, there can be no assurance that any individual will continue in his present capacity with the Company or operating subsidiary for any particular period of time. The Company does not intend to obtain key man life insurance covering any of its executive officers or other members of senior management. See "Management."

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

     The Company's Common Stock traded on the Nasdaq National Market from May 14, 1996 to May 8, 1997, when it began trading on the NYSE. The following table sets forth the high and low last sale prices for the Common Stock for the period from May 14, 1996, the date of the initial public offering.

                                         HIGH       LOW
                                        -------   --------
1996
Second quarter (from May 14).........   $22 3/4   $ 17 5/8
Third quarter........................    27 1/2     18
Fourth quarter.......................    32         25
1997
First quarter........................    34 1/4     28
Second quarter.......................    30 1/4     25 1/4
Third quarter (through August 5).....    29 7/8     24 5/16

     At August 6, 1997, there were approximately 178 stockholders of record of the Company's Common Stock. On August 6, 1997, the last reported sale price of the Common Stock on the NYSE was $29 7/8 per share.

     The Company intends to retain all of its earnings, if any, to finance the expansion of its business and for general corporate purposes, including future acquisitions, and does not anticipate paying any cash dividends on its Common Stock for the foreseeable future. In addition, the Company's revolving credit facility includes, and any additional lines of credit established in the future may include, restrictions on the ability of the Company to pay dividends without the consent of the lender.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information as of August 5, 1997 regarding the beneficial ownership of the Common Stock of the Company by (i) each person known to beneficially own more than 5% of the outstanding shares of Common Stock; (ii) each of the Company's directors; (iii) each named executive officer; (iv) all executive officers and directors as a group; and (v) each of the Selling Stockholders. All persons listed have an address in care of the Company's principal executive offices and have sole voting and investment power with respect to their shares unless otherwise indicated. The information presented under "Shares Beneficially Owned After Offering" assumes that all of the shares offered by the Selling Stockholders will be sold.

                                               SHARES              SHARES            SHARES
                                         BENEFICIALLY OWNED         BEING      BENEFICIALLY OWNED
                                          PRIOR TO OFFERING        OFFERED       AFTER OFFERING
                                       -----------------------     -------   -----------------------
                NAME                      NUMBER       PERCENT                  NUMBER       PERCENT
Richard H. Kristinik(1)..............       240,000       1.2%        0           240,000       1.2%
John Mercadante, Jr.(2)..............       392,425       2.0         0           392,425       2.0
Douglas M. Cerny(3)..................       109,000         *         0           109,000         *
Frank P. Gallagher(4)................       199,810       1.0         0           199,810       1.0
Lawrence K. King(3)..................       134,000         *         0           134,000         *
Gerald Mercadante(5).................       951,400       4.9         0           951,400       4.9
Charles D. Busskohl(6)...............       401,141       2.1         0           401,141       2.1
Steven S. Harter(7)..................       353,095       1.8         0           353,095       1.8
William J. Lynch(8)..................        38,468         *         0            38,468         *
Paul M. Verrochi(9)..................        65,000         *         0            65,000         *
Thomas A. Werbe(10)..................       326,038       1.7         0           326,038       1.7
John Gibson..........................         9,166         *        4,492          4,674         *
Pat H. Gibson........................         9,166         *        4,492          4,674         *
Anne W. Efird........................        10,003         *        4,902          5,101         *
Tom D. Efird.........................         8,331         *        4,083          4,248         *
A. Grayson Kellar....................        14,997         *        7,349          7,648         *
Doris H. Kellar......................         3,337         *        1,636          1,701         *
Billy Ray Rhyne......................        18,333         *        8,984          9,349         *
Edward Steinberg(11).................       231,457       1.2      113,413        118,044         *
Martin Zilber(11)....................        93,229         *       45,682         47,547         *
Sigmund Zilber Trust No. 1...........        50,000         *       24,500         25,500         *
Sigmund Zilber Trust No. 2...........        28,229         *       13,832         14,397         *
Amy K. Dupuis........................        25,306         *       12,400         12,906         *
Bertha Dupuis........................        33,663         *       16,495         17,168         *
Danielle Dupuis......................        25,306         *       12,400         12,906         *
Nicole Dupuis........................        25,305         *       12,399         12,906         *
Michael Dupuis.......................        25,305         *       12,399         12,906         *
Raynald Dupuis.......................       265,070       1.4      129,885        135,185         *
Isabel Crowley.......................         9,559         *        4,684          4,875         *
Joanne Devlin........................         7,785         *        3,815          3,970         *
Italia Maria English.................         2,557         *        1,253          1,304         *
Ron English..........................        19,578         *        9,594          9,984         *
Working Venture Canadian Fund........       221,507       1.1      108,539        112,968         *
Allan Bolton.........................        66,289         *       32,482         33,807         *

                                             (TABLE CONTINUED ON FOLLOWING PAGE)

                                               SHARES              SHARES            SHARES
                                         BENEFICIALLY OWNED         BEING      BENEFICIALLY OWNED
                                          PRIOR TO OFFERING        OFFERED       AFTER OFFERING
                                       -----------------------     -------   -----------------------
                NAME                      NUMBER       PERCENT                  NUMBER       PERCENT
James Devlin.........................        58,503         *       28,667         29,836         *
Joanne McMynn........................         7,785         *        3,815          3,970         *
Robert McMynn........................        58,503         *       28,667         29,836         *
William Cotter(11)...................        75,000         *       36,750         38,250         *
Dean E. Nichols(11)..................        75,000         *       36,750         38,250         *
Sigmund Zilber, Living Trust(11).....        60,000         *       29,400         30,600         *
MTC, Inc.(12)........................        51,687         *       25,327         26,360         *
All executive officers and directors
  as a group (11 persons)............     3,210,377      16.3         0         3,210,377      16.3

------------

 * Less than 1%.

 (1) These shares are held by the Kristinik Family Partnership, of which Mr. Kristinik is a general partner. Includes 40,000 shares which may be acquired upon the exercise of options exercisable within 60 days.

 (2) Includes 137,774 shares held by Mr. Mercadante's spouse, as to which shares Mr. Mercadante disclaims beneficial ownership. Includes 20,000 shares which may be acquired upon the exercise of options exercisable within 60 days; excludes 80,000 shares which may be acquired upon the exercise of options not exercisable within 60 days.

 (3) Includes 20,000 shares which may be acquired upon the exercise of options exercisable within 60 days.

 (4) Includes 90,885 shares held by Mr. Gallagher's spouse, as to which shares Mr. Gallagher disclaims beneficial ownership, 13,039 shares held in a trust for the benefit of Mr. Gallagher's daughter for which Mr. Gallagher is a trustee. Includes 20,000 shares which may be acquired upon the exercise of options exercisable within 60 days; excludes 80,000 shares which may be acquired upon the exercise of options not exercisable within 60 days.

 (5) Includes 167,943 shares held by Mr. Mercadante's spouse as to which shares Mr. Mercadante disclaims beneficial ownership.

 (6) These shares are held by two family trusts for which Mr. Busskohl is a trustee.

 (7) These shares are held by Harter Investment Partners, Ltd., of which Mr. Harter is a general partner. Includes 15,000 shares which may be issued upon exercise of options granted under the Directors' Plan and 33,714 shares held by the Victoria Harter and Phyllis Spisak Educational Trust, of which Mr. Harter's minor children are beneficiaries, as to which shares Mr. Harter disclaims beneficial ownership.

 (8) Includes 15,000 shares which may be acquired upon exercise of options granted under the Directors' Plan.

 (9) Includes 15,000 shares which may be acquired upon exercise of options granted under the Directors' Plan and 50,000 shares held in a trust for the benefit of Mr. Verrochi's children, as to which shares Mr. Verrochi disclaims beneficial ownership.

(10) These shares are held by the Robert K. Werbe Grantor Retained Annuity Trust for which Mr. Thomas Werbe is a trustee.

(11) Some or all of the shares owned by this individual, and the proceeds from the sale of such shares, are being currently held in escrow pending the approval of the Company's acquisition of this individual's company by the Colorado Public Utility Commission.

(12) Mr. Terry J. Mauro and Mr. Eugene F. Bronson are the stockholders of MTC, Inc.

                              PLAN OF DISTRIBUTION

     The shares of Common Stock registered hereunder and owned by the Selling Stockholders may be offered and sold by means of this Prospectus from time to time as market conditions permit in the over-the-counter market, or otherwise, at prices and terms then prevailing or at prices related to the then-current market price, or in negotiated transactions. These shares may be sold by one or more of the following methods, without limitation: (a) a block trade in which a broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account pursuant to this Prospectus; (c) ordinary brokerage transactions and transactions in which the broker solicits purchasers; and (d) face-to-face transactions between sellers and purchasers without a broker/dealer. In effecting sales, brokers or dealers engaged by the Selling Stockholders may arrange for other brokers or dealers to participate. Such brokers or dealers may receive commissions or discounts from Selling Stockholders in amounts to be negotiated.

     The Selling Stockholders and any broker/dealers who act in connection with the sale of the Shares hereunder may be deemed to be "underwriters" within the meaning of 2(11) of the Securities Act, and any commissions received by them and profit on any resale of the Shares as principal might be deemed to be underwriting discounts and commissions under the Securities Act. The Company has agreed to indemnify the Selling Stockholders and any securities broker/dealers who may be deemed to be underwriters against certain liabilities, including liabilities under the Securities Act as underwriters or otherwise.

     The Company has advised the Selling Stockholders that they and any securities broker/dealers or others who may be deemed to be statutory underwriters will be subject to the Prospectus delivery requirements under the Securities Act. The Company has also advised each Selling Stockholder that in the event of a "distribution" of the shares owned by the Selling Stockholder, such Selling Stockholder, any "affiliated purchasers", and any broker/dealer or other person who participates in such distribution may be subject to Rule 10b-6 under the Securities Exchange Act of 1934 ("1934 Act") until their participation in that distribution is completed. A "distribution" is defined in Rule 10b-6 as an offering of securities "that is distinguished from ordinary trading transactions by the magnitude of the offering and the presence of special selling efforts and selling methods". The Company has also advised the Selling Stockholders that Rule 10b-7 under the 1934 Act prohibits any "stabilizing bid" or "stabilizing purchase" for the purpose of pegging, fixing or stabilizing the price of the Common Stock in connection with this offering.

     Rule 10b-6 makes it unlawful for any person who is participating in a distribution to bid for or purchase stock of the same class as is the subject of the distribution. If Rule 10b-6 applies to the offer and sale of any of the Shares, then participating broker/dealers will be obligated to cease market-making activities nine business days prior to their participation in the offer and sale of such Shares and may not recommence market-making activities until their participation in the distribution has been completed. If Rule 10b-6 applies to one or more of the principal market-makers in the Company's Common Stock, the market price of such stock could be adversely affected.

                                 LEGAL MATTERS

     The validity of the issuance of the shares of Common Stock offered by this Prospectus has been passed upon for the Company by Douglas M. Cerny, General Counsel to the Company.

     Mr. Cerny owns 89,000 shares of Common Stock of the Company and holds options to purchase 100,000 shares of Common Stock, 20,000 of which are exercisable within the next 60 days and 80,000 of which are not exercisable within the next 60 days.

                         INDEX TO FINANCIAL STATEMENTS

                                                                            Page
                                                                            ----
COACH USA, INC. AND SUBSIDIARIES
     Report of Independent Public Accountants ............................   F-2
     Consolidated Balance Sheets .........................................   F-3
     Consolidated Statements of Income ...................................   F-4
     Consolidated Statements of Stockholders' Equity .....................   F-5
     Consolidated Statements of Cash Flows ...............................   F-6
     Notes to Consolidated Financial Statements ..........................   F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Coach USA, Inc.:

     We have audited the accompanying consolidated balance sheets of Coach USA, Inc. (a Delaware corporation) and subsidiaries as of December 31, 1995 and 1996, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Coach USA, Inc. and subsidiaries as of December 31, 1995 and 1996, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.

ARTHUR ANDERSEN LLP
Houston, Texas
March 31, 1997

                        COACH USA, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                   (AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

                                                DECEMBER 31,
                                          ------------------------    MARCH 31,
                                             1995         1996          1997
                                          -----------  -----------   -----------
                                                                     (UNAUDITED)

                 ASSETS
CURRENT ASSETS:
     Cash and cash equivalents..........  $     3,411  $     1,470    $   6,544
     Accounts receivable, less allowance
        of $996, $2,096, and $2,213.....        8,890       18,659       22,526
     Inventories........................        3,641        8,758        9,701
     Notes receivable, current
        portion.........................        3,045        2,811        4,098
     Prepaid expenses and other current
        assets..........................        4,540       12,628       14,925
                                          -----------  -----------   -----------
           Total current assets.........       23,527       44,326       57,794
PROPERTY AND EQUIPMENT, net.............       65,395      210,754      269,925
NOTES RECEIVABLE, less allowance of
  $500..................................        1,978        4,231        5,013
GOODWILL, net...........................           71       30,142       72,447
OTHER ASSETS, net.......................       11,636       10,497       10,945
                                          -----------  -----------   -----------
           Total assets.................  $   102,607  $   299,950    $ 416,124
                                          ===========  ===========   ===========

  LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
     Current maturities of convertible
        subordinated notes..............  $   --       $     4,000    $  --
     Current maturities of long-term
        obligations.....................       12,065       10,877        6,452
     Accounts payable and accrued
        liabilities.....................       19,309       36,948       72,131
                                          -----------  -----------   -----------
           Total current liabilities....       31,374       51,825       78,583
LONG-TERM OBLIGATIONS, net of current
  maturities............................       43,685       98,106      160,368
CONVERTIBLE SUBORDINATED NOTES, net of
     current maturities.................      --            18,500       36,830
LONG-TERM OBLIGATIONS DUE TO
     STOCKHOLDERS, net of current
     maturities.........................       16,467      --            --
DEFERRED INCOME TAXES...................        6,702       21,593       28,537
                                          -----------  -----------   -----------
           Total liabilities............       98,228      190,024      304,318
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY:
     Common Stock, $.01 par, 30,000,000
        shares authorized, 3,862,369,
        17,777,126 and 17,778,107 shares
        issued and outstanding,
        respectively....................           39          178          178
     Additional paid-in capital.........        5,160      101,325      101,325
     Retained earnings (deficit)........         (820)       8,423       10,303
                                          -----------  -----------   -----------
           Total stockholders' equity...        4,379      109,926      111,806
                                          -----------  -----------   -----------
           Total liabilities and
             stockholders' equity.......  $   102,607  $   299,950    $ 416,124
                                          ===========  ===========   ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                        COACH USA, INC. AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF INCOME
                 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                        YEAR ENDED DECEMBER 31,
                                          ---------------------------------------------------      THREE MONTHS ENDED
                                                                                   PRO FORMA           MARCH 31,
                                                                                   COMBINED     ------------------------
                                             1994        1995         1996           1996          1996         1997
                                          ----------  -----------  -----------    -----------   -----------  -----------
                                                                                  (UNAUDITED)         (UNAUDITED)
REVENUES................................  $   88,060  $   103,403  $   205,838     $ 250,776    $    28,294  $    69,311
OPERATING EXPENSES......................      65,460       75,002      152,298       189,084         21,234       54,386
                                          ----------  -----------  -----------    -----------   -----------  -----------
     Gross profit.......................      22,600       28,401       53,540        61,692          7,060       14,925
GENERAL AND ADMINISTRATIVE EXPENSES.....      15,223       16,772       24,471        26,554          4,311        8,238
ACQUISITION RELATED COSTS...............      --          --             1,101        --            --               117
                                          ----------  -----------  -----------    -----------   -----------  -----------
     Operating income...................       7,377       11,629       27,968        35,138          2,749        6,570
INTEREST EXPENSE........................       4,904        6,627        9,467         9,934          1,868        3,199
                                          ----------  -----------  -----------    -----------   -----------  -----------
INCOME BEFORE INCOME TAXES AND
  EXTRAORDINARY ITEMS...................       2,473        5,002       18,501        25,204            881        3,371
PROVISION FOR INCOME TAXES..............       1,130        2,050        7,684         9,958            431        1,402
                                          ----------  -----------  -----------    -----------   -----------  -----------
INCOME BEFORE EXTRAORDINARY ITEMS.......       1,343        2,952       10,817        15,246            450        1,969
EXTRAORDINARY ITEMS, net of income
  taxes.................................      --          --             2,723         2,723        --               (89)
                                          ----------  -----------  -----------    -----------   -----------  -----------
NET INCOME..............................  $    1,343  $     2,952  $    13,540     $  17,969    $       450  $     1,880
                                          ==========  ===========  ===========    ===========   ===========  ===========
EARNINGS PER COMMON AND COMMON
  EQUIVALENT SHARE:
     INCOME BEFORE EXTRAORDINARY
        ITEMS...........................  $      .35  $       .76  $       .91     $    1.00            .12          .10
     EXTRAORDINARY ITEMS................      --          --               .23           .18        --           --
                                          ----------  -----------  -----------    -----------   -----------  -----------
     NET INCOME.........................  $      .35  $       .76  $      1.14     $    1.18    $       .12  $       .10
                                          ==========  ===========  ===========    ===========   ===========  ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                        COACH USA, INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                             (AMOUNTS IN THOUSANDS)

                                             COMMON STOCK      ADDITIONAL    RETAINED        TOTAL
                                           ----------------     PAID-IN      EARNINGS    STOCKHOLDERS'
                                           SHARES    AMOUNT     CAPITAL      (DEFICIT)      EQUITY
                                           ------    ------    ----------    --------    -------------
BALANCE AT DECEMBER 31, 1993............    3,863    $  39      $   4,954    $ (3,346)     $   1,647
     S Corporation dividends paid by
        certain Pooled Companies........     --       --           --            (690)          (690)
     Net income.........................     --       --           --           1,343          1,343
     Other..............................     --       --              (30)      --               (30)
                                           ------    ------    ----------    --------    -------------
BALANCE AT DECEMBER 31, 1994............    3,863       39          4,924      (2,693)         2,270
     S Corporation dividends paid by
        certain Pooled Companies........     --       --           --          (1,079)        (1,079)
     Net income.........................     --       --           --           2,952          2,952
     Other..............................     --       --              236       --               236
                                           ------    ------    ----------    --------    -------------
BALANCE AT DECEMBER 31, 1995............    3,863       39          5,160        (820)         4,379
     Issuance of Common Stock:
        Proceeds of stock offerings.....    6,224       62         96,502       --            96,564
        Merger with Predecessor.........    2,166       22          2,055      (2,053)            24
        Acquisition of Founding
           Companies....................    5,099       51          6,323       9,155         15,529
     Cash Distribution to Founding
        Companies' Shareholders.........     --       --          (23,810)      --           (23,810)
     Reorganization.....................     --       --            4,402      (4,402)       --
     Conversion from S Corporation to C
        Corporation for Founding
        Companies.......................     --       --           --          (5,426)        (5,426)
     Conversion of debt to equity.......      425        4         10,198       --            10,202
     S Corporation dividends paid by
        certain Pooled Companies........     --       --           --          (1,838)        (1,838)
     Adjustment to conform fiscal year
        ends of Pooled Companies........     --       --           --             267            267
     Net income.........................     --       --           --          13,540         13,540
     Capital contributions equal to
        the current income taxes of S
        Corporations....................     --       --              341       --               341
     Other..............................     --       --              154       --               154
                                           ------    ------    ----------    --------    -------------
BALANCE AT DECEMBER 31, 1996............   17,777      178        101,325       8,423        109,926
     Net income (unaudited).............     --       --           --           1,880          1,880
     Other (unaudited)..................        1     --           --           --           --
                                           ------    ------    ----------    --------    -------------
BALANCE AT MARCH 31, 1997 (unaudited)...   17,778    $ 178      $ 101,325    $ 10,303      $ 111,806
                                           ======    ======    ==========    ========    =============

  The accompanying notes are an integral part of these consolidated financial statements.

                        COACH USA, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (AMOUNTS IN THOUSANDS)

                                                                              THREE MONTHS ENDED
                                               YEAR ENDED DECEMBER 31,            MARCH 31,
                                          ---------------------------------  --------------------
                                            1994       1995        1996        1996       1997
                                          ---------  ---------  -----------  ---------  ---------
                                                                                 (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income............................  $   1,343  $   2,952  $    13,540  $     450  $   1,880
  Adjustments to reconcile net income to
    net cash provided by operating
    activities --
      Adjustment to conform fiscal year
         ends of Pooled Companies.......     --         --              267     --         --
      Extraordinary gain................     --         --           (7,007)    --         --
      Depreciation and amortization.....      5,937      7,702       13,744      2,213      5,288
      (Gain) loss on sale of assets.....        216       (620)        (350)    --         --
      Deferred income tax provision.....      1,206      1,743        7,026        521      1,930
      Changes in operating assets and
         liabilities, net of effect of
         Purchased Companies --
           Accounts receivable, net.....        115     (1,337)        (944)        37        (56)
           Inventories..................     (1,094)    (2,593)      (4,507)      (826)      (372)
           Notes receivable, net........        175     (1,828)      (1,672)    (2,618)    (2,069)
           Prepaid expenses and other
             current assets.............       (631)      (611)      (3,856)        15     (1,149)
           Accounts payable and accrued
             liabilities................     (1,523)     2,111       (6,761)     1,822     20,278
           Other........................        850       (163)        (473)       309         93
                                          ---------  ---------  -----------  ---------  ---------
             Net cash provided by
               operating activities.....      6,594      7,356        9,007      1,923     25,823
                                          ---------  ---------  -----------  ---------  ---------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Additions to property and equipment...    (22,926)   (14,359)     (25,714)    (4,058)   (31,672)
  Proceeds from sales of property and
    equipment...........................      1,196      1,961        4,685     --          2,057
  Cash consideration paid for the
    Founding Companies, net of cash
    acquired............................     --         --          (22,112)    --         --
  Cash consideration paid for Purchased
    Companies, net of cash acquired.....     --         --          (12,666)    --        (26,128)
  Proceeds from sales of investments....     --         --            1,419     --         --
                                          ---------  ---------  -----------  ---------  ---------
             Net cash used in investing
               activities...............    (21,730)   (12,398)     (54,388)    (4,058)   (55,743)
                                          ---------  ---------  -----------  ---------  ---------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Principal payments on long-term
    obligations.........................    (12,032)   (18,544)    (125,638)    (2,276)   (34,384)
  Proceeds from issuance of long-term
    obligations.........................     26,276     26,091       74,198      4,048     69,378
  Sales of Common Stock.................     --         --           96,564     --         --
  S Corporation Dividends paid by
    certain Pooled Companies............       (690)    (1,079)      (1,838)      (487)    --
  Other.................................        286        181          154     --         --
                                          ---------  ---------  -----------  ---------  ---------
             Net cash provided by
               financing activities.....     13,840      6,649       43,440      1,285     34,994
                                          ---------  ---------  -----------  ---------  ---------
NET INCREASE (DECREASE) IN CASH.........     (1,296)     1,607       (1,941)      (850)     5,074
CASH AND CASH EQUIVALENTS, beginning of
  year..................................      3,100      1,804        3,411      3,411      1,470
                                          ---------  ---------  -----------  ---------  ---------
CASH AND CASH EQUIVALENTS, end of
  year..................................  $   1,804  $   3,411  $     1,470  $   2,561  $   6,544
                                          =========  =========  ===========  =========  =========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW
  INFORMATION:
    Cash paid for interest..............  $   3,524  $   5,329  $     9,236      1,647      3,520
    Cash paid for income taxes..........        410        125        4,732         82        477
    Assets acquired under capital
      leases............................      1,931      2,404        7,891      2,981      2,355
    Convertible debt issued for
      Purchased Companies...............     --         --           22,500     --         18,330

  The accompanying notes are an integral part of these consolidated financial statements.

                        COACH USA, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  BUSINESS AND ORGANIZATION:

     In September 1995, Coach USA, Inc. (Coach USA), was founded to create a national company providing motorcoach transportation services, including charter and tour services, and related passenger ground transportation services.

     In May 1996, Coach USA acquired, simultaneously with the closing of its initial public offering (the Offering), six established businesses. Consideration for these businesses consisted of a combination of cash and common stock of Coach USA (the Common Stock). These six businesses are referred to herein as the "Founding Companies." Coach USA acquired nine additional businesses in 1996. Of these nine additional businesses acquired, six were accounted for as poolings-of-interests and, together with an additional business acquired in February 1997 accounted for as a pooling-of-interests, are referred to herein as the "Pooled Companies." The remaining three businesses acquired in 1996, and two additional businesses acquired in February 1997 were accounted for as purchases and are referred to herein as the "Purchased Companies" (see
Note 3).

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

  BASIS OF PRESENTATION

     The accompanying consolidated financial statements include the accounts of Coach USA and the Founding Companies from June 1, 1996, the effective date used to account for the acquisitions of the Founding Companies, the Purchased Companies since their date of acquisition, and give retroactive effect to the acquisitions of the Pooled Companies. The Pooled Companies, the Founding Companies subsequent to May 31, 1996, and the Purchased Companies since date of acquisition, are collectively referred to herein as the "Company." All significant intercompany transactions and balances have been eliminated in consolidation.

     The unaudited pro forma combined statement of income for the year ended December 31, 1996 includes the accounts of Coach USA and the Founding Companies from January 1, 1996, the Purchased Companies since their date of acquisition, and gives retroactive effect to the acquisitions of the Pooled Companies. Certain pro forma adjustments further discussed in Note 3 have been made to the unaudited pro forma combined statement of income.

     Two of the Pooled Companies have previously reported on an October fiscal year end. As such, the accounts of these companies for their 1994 and 1995 fiscal years have been consolidated with the accounts of the Company as of December 31, 1994 and 1995, respectively. Unaudited revenues and net income for these two companies for the two-month period ended December 31, 1995, were approximately $6,292,000 and $267,000, respectively. Accordingly, an adjustment is included in the consolidated statement of stockholders' equity for the net income attributed to this two-month period.

  INTERIM FINANCIAL INFORMATION

     The interim consolidated financial statements are unaudited, and certain information and footnote disclosures, normally included in financial statements prepared in accordance with generally accepted accounting principles, have been omitted. In the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary to fairly present the financial position, results of operations and cash flows with respect to the interim consolidated financial statements, have been included. The results of operations for the interim periods are not necessarily indicative of the results for the entire fiscal year.

                        COACH USA, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  CASH AND CASH EQUIVALENTS

     The Company considers all highly liquid investments with an original maturity of three months or less as cash equivalents.

  INVENTORIES

     Inventories consist of motorcoach and taxicab replacement parts and taxicabs held for sale. Inventory cost for replacement parts is accounted for on the first-in, first-out basis and inventory cost for taxicabs held for sale or on short-term leases are accounted for on the specific identification basis, and both are reported at the lower of cost or market. Taxicabs held for sale are depreciated over their estimated useful lives of 4.5 years. Depreciation and amortization expense in the accompanying consolidated financial statements includes $1,053,000, $1,457,000 and $1,940,000 of depreciation related to taxicabs held for sale in 1994, 1995 and 1996.

  NOTES RECEIVABLE

     Notes receivable result from the sale of taxicabs to independent contractors. The notes bear interest and are due in weekly installments over periods ranging up to 42 months.

  NOTES RECEIVABLE FROM STOCKHOLDERS

     The Company had notes receivable from former stockholders of certain of the Pooled Companies totaling $439,000 at December 31, 1995. These notes receivable were unsecured, noninterest-bearing and payable on demand and were repaid in full in connection with the respective mergers with Coach USA.

  PROPERTY AND EQUIPMENT

     Property and equipment are recorded at cost. Expenditures for maintenance and repairs, including replacement of engines and certain other significant costs, are expensed as costs are incurred.

     Depreciation on transportation equipment and other assets for financial reporting purposes is computed on the straight-line basis over the estimated useful lives of the assets, net of their estimated residual values. Gains or losses on the sale of equipment are included in operating expenses.

  GOODWILL

     Goodwill represents the excess of the aggregate price paid by the Company in acquisitions accounted for as purchases over the fair market value of the net tangible assets acquired. Goodwill is amortized on a straight-line basis generally over 40 years.

  OTHER ASSETS

     Taxicab permits are carried at cost, less accumulated amortization. The permit costs are amortized using the straight-line method over a period of 40 years. Annual renewal fees are charged to expense as incurred.

     The Company applies Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". Management continually evaluates whether events or circumstances have occurred that indicate that the remaining estimated useful lives of property and equipment, other identifiable intangible assets and goodwill may warrant revision or that the remaining balances may not be recoverable.

                        COACH USA, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  CONCENTRATIONS OF CREDIT RISK

     The Company provides services to a broad range of geographical regions. The Company's credit risk primarily consists of receivables from a variety of customers, including casinos and various other tourism-based companies and governmental units. In addition, the Company's accounts and notes receivable include amounts due from independent taxicab contractors. Management performs ongoing credit evaluations of its customers and independent taxicab contractors and provides allowances as deemed necessary.

     The activity in the allowance for doubtful accounts is as follows (in thousands):

                                                          BEGINNING
                                                          BALANCE OF
                                           BALANCE AT    FOUNDING AND    CHARGED TO                  BALANCE AT
                                           BEGINNING      PURCHASED      COSTS AND                     END OF
                                           OF PERIOD      COMPANIES       EXPENSES     WRITE-OFFS      PERIOD
                                           ----------    ------------    ----------    ----------    ----------
Year ended December 31, 1994............     $1,088        $ --            $  821       $ (1,049)      $  860
Year ended December 31, 1995............        860          --               870           (734)         996
Year ended December 31, 1996............        996            955            931           (786)       2,096

  REVENUE RECOGNITION

     The Company recognizes revenue from recreation, excursion, commuter, transit and taxicab support services and sales to independent taxicab operators when such services and sales are performed. The Company recognizes financing income on notes receivable using the effective interest method over the term of the notes. Costs associated with the revenues are incurred and recorded as services and sales are performed.

     The Company has a 50 percent interest in a joint venture which provides various paratransit services to a governmental agency in South Florida. Income from this joint venture was $1.0 million, $0.6 million and $0.7 million in 1994, 1995 and 1996, respectively, and is included in revenues in the accompanying consolidated financial statements.

  INCOME TAXES

     The Company will file a consolidated return for federal income tax purposes. Income taxes are provided under the liability method considering the tax effects of transactions reported in the financial statements which are different from the tax return. The deferred income tax assets and liabilities represent the future tax consequences of those differences, which will either be taxable or deductible when the underlying assets or liabilities are realized or settled.

     Certain of the Pooled Companies were S Corporations for income tax purposes and, accordingly, any income tax liabilities for the periods prior to the acquisition date are the responsibility of the respective stockholders. For purposes of these consolidated financial statements, federal and state income taxes have been provided as if these companies had filed C Corporation tax returns for the pre-acquisition periods. The current income tax expense of these S Corporations is reflected in the consolidated financial statements in the provision for income taxes and as an increase to additional paid-in capital.

  USE OF ESTIMATES

     The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                        COACH USA, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

  NET INCOME PER COMMON AND COMMON EQUIVALENT SHARE

     The computation of net income per common and common equivalent share for the years ended December 31, 1994 and 1995 and for the three months ended March 31, 1996 includes 3,862,369 shares issued in connection with the acquisitions of the Pooled Companies.

     The computation of net income per common and common equivalent share for the year ended December 31, 1996 is based upon 11,923,064 weighted average shares outstanding which includes (a) the 3,862,369 shares discussed above, (b) the weighted average portion of the 2,165,724 shares issued prior to the Initial Public Offering, (c) the weighted average portion of the 5,099,687 shares issued to the stockholders of the Founding Companies, (d) the weighted average portion of the 4,140,000 shares sold in the Initial Public Offering, (e) the weighted average portion of the 425,039 shares issued in connection with the conversion of indebtedness to equity at one of the Pooled Companies, (f) the weighted average portion of the 2,084,307 shares sold in a secondary stock offering, and
(g) 305,605 shares representing the weighted average portion of shares for the dilution attributable to outstanding options to purchase common stock, using the treasury stock method.

     The computation of net income per share for the three months ended March 31, 1997 is based upon 18,512,629 weighted average shares outstanding which include (i) 17,778,107 shares issued and outstanding for the entire three month period, (ii) 981 shares issued a minority interest of one of the Pooled Companies, and (iii) 734,522 shares representing the weighted average portion of shares for the dilution attributable to outstanding options to purchase common stock, using the treasury stock method.

     The computation of unaudited pro forma combined net income per common and common equivalent share for the year ended December 31, 1996 is based upon 15,254,806 weighted average shares outstanding which includes (a) the 3,862,369 shares discussed above, (b) the 2,165,724 shares issued prior to the Initial Public Offering, (c) 5,099,687 shares issued to the stockholders of the Founding Companies, (d) 1,700,714 of the 4,140,000 shares sold in the Initial Public Offering to pay the cash portion of the consideration for the Founding Companies; (e) 118,142 of the 4,140,000 shares sold in the Initial Public Offering to pay excess S Corporation distributions, (f) the weighted average of the remaining 2,321,144 shares issued in the Initial Public Offering, (g) the weighted average portion of 425,039 shares issued in connection with the conversion of indebtedness to equity at one of the Pooled Companies, (h) the weighted average portion of the 2,084,307 shares sold in the secondary stock offering, and (i) 227,743 shares representing the weighted average portion of shares for the dilution attributable to outstanding options to purchase common stock, using the treasury stock method.

     In March 1996, the Company authorized 500,000 shares of $.01 par value preferred stock, none of which has been issued.

  NEW ACCOUNTING PRONOUNCEMENT

     In February 1997, the Financial Accounting Standards Board issued SFAS No. 128, "Earnings Per Share." SFAS No. 128 revises the methodology to be used in computing earnings per share (EPS) such that the computations required for primary and fully diluted EPS are to be replaced with "basic" and "diluted"
EPS. Basic EPS is computed by dividing net income by the weighted average number of shares of common stock outstanding during the year. Diluted EPS is computed in the same manner as fully diluted EPS, except that, among other changes, the average share price for the period is used in all cases when applying the treasury stock method to potentially dilutive outstanding options.

                        COACH USA, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The Company will adopt SFAS No. 128 effective December 15, 1997, and will restate EPS for all periods presented. The Company anticipates that the amounts reported for basic EPS for the years ended December 31, 1994, 1995 and 1996 will be $0.35, $0.76 and $1.17, and that basic EPS for the unaudited pro forma twelve months ended December 31, 1996 will be $1.20. The Company anticipates that the amounts reported for diluted EPS for the years ended December 31, 1994, 1995 and 1996 will be $0.35, $0.76 and $1.14 and that diluted EPS for the unaudited pro forma twelve months ended December 31, 1996 will be $1.18.

3.  BUSINESS COMBINATIONS:

     The Founding Companies were merged with Coach USA effective June 1, 1996, for financial reporting purposes. The unaudited pro forma data presented below consists of the income statement data as presented in these consolidated financial statements combined with the Founding Companies, including certain pro forma adjustments further discussed below, as if the Founding Companies were combined with the Pooled Companies and Coach USA as of January 1, 1995 (in thousands):

                                         YEAR ENDED       YEAR ENDED
                                        DECEMBER 31,     DECEMBER 31,
                                            1995             1996
                                        -------------    -------------
                                                 (UNAUDITED)
Revenues.............................     $ 216,892        $ 250,776
Income before extraordinary items....        11,140           15,246
Income per share before extraordinary
  items..............................           .83             1.00

  POOLINGS

     During 1996 and through February 28, 1997, the Company acquired all of the outstanding stock of the Pooled Companies in exchange for 3,862,369 shares of Common Stock. Six of these companies provide motorcoach transportation services and one provides primarily taxicab services. These acquisitions have been accounted for as poolings-of-interests and the results of operations of these seven companies are included for all periods presented herein.

     The consolidated financial statements for 1994 and 1995 represent the operations of the Pooled Companies prior to their acquisition by the Company. The combined revenues, income before extraordinary items, and net income of the Pooled Companies for the preacquisition period in 1996 were $107.7 million, $4.9 million and $4.8 million, respectively. In addition, the Consolidated Statements of Cash Flows reflect an acquisition by one of the Pooled Companies during the pre acquisition period in 1996 which was accounted for as a purchase for a total cash price of $323,000.

                        COACH USA, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The following table reconciles the consolidated revenues and net income of the Company after giving retroactive effect to the one pooling-of-interests transaction completed subsequent to year end with the consolidated revenues and net income previously reported in the Company's 1996 Form 10-K filing (in thousands, except per share data).

                                            FOR THE YEAR ENDED DECEMBER 31,
                            ---------------------------------------------------------------
                                   1994                  1995                  1996
                            ------------------    ------------------    -------------------
                                         NET                   NET                    NET
                            REVENUES    INCOME    REVENUES    INCOME    REVENUES    INCOME
                            --------    ------    --------    ------    --------    -------
As previously reported in
  10-K...................   $ 68,421    $  649    $ 83,925    $2,411    $185,728    $12,915
Subsequent Pooling.......     19,639       694      19,478       541      20,110        625
                            --------    ------    --------    ------    --------    -------
After Subsequent
  Pooling................   $ 88,060    $1,343    $103,403    $2,952    $205,838    $13,540
                            ========    ======    ========    ======    ========    =======
Net income per share --
  After Subsequent
     Pooling.............               $  .35                $  .76                $  1.14
                                        ======                ======                =======

  PURCHASES

     On August 29, 1996, the Company acquired three businesses which were accounted for as purchases. The aggregate consideration paid in these transactions was $14.5 million in cash and $22.5 million in the form of subordinated notes convertible into 750,460 shares of Common Stock. The accompanying consolidated balance sheet as of December 31, 1996 includes allocations of the respective purchase prices and is subject to final adjustment. The allocations resulted in goodwill recognized of $30.3 million representing the excess of purchase price over fair value of the net assets acquired. In conjunction with the acquisitions, liabilities were assumed as follows (in thousands):

                                                                  YEAR ENDED
                                                               DECEMBER 31, 1996
                                                                 ------------
Fair value of assets acquired, net of cash acquired .........    $     63,963
Goodwill ....................................................          30,341
Cash paid, net of cash acquired .............................         (12,343)
Issuance of convertible notes ...............................         (22,500)
                                                                 ------------
Liabilities assumed .........................................    $     59,461
                                                                 ============

     The following table sets forth further adjustments to the unaudited pro forma income statement data above to present the effect of the acquisitions of the Purchased Companies on the Company's results of operations for the years ended December 31, 1995 and 1996. The following unaudited pro forma income statement data includes the Founding Companies and the Pooled Companies, plus all Purchased Companies through December 31, 1996 as if the acquisitions were effective on the first day of the year being reported (in thousands):

                                            YEAR ENDED      YEAR ENDED
                                           DECEMBER 31,    DECEMBER 31,
                                               1995            1996
                                           ------------    ------------
                                                   (UNAUDITED)
Revenues................................     $252,744        $276,796
Income before extraordinary items.......       12,531          16,153
Income per share before extraordinary
  items.................................          .94            1.06

     Pro forma adjustments included in the preceding tables regarding the Founding Companies and the Purchased Companies primarily relate to (a) owners' compensation differential,

                        COACH USA, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

(b) adjustments to depreciation and amortization due to the purchase price allocations, (c) adjustments of historical interest expense related to certain subordinated debt and cash payments related to the Purchased Companies, (d) elimination of interest on debt converted to equity of one of the Pooled Companies, (e) elimination of merger costs in connection with the acquisition of the Pooled Companies, and (f) adjustments to the federal and state income tax provisions based on the combined operations.

     The pro forma combined results presented above are not necessarily indicative of actual results which might have occurred had the operations and management teams of the Company, the Founding Companies, the Pooled Companies and the Purchased Companies been combined at the beginning of the periods presented.

     Through March 31, 1997, the Company acquired two additional companies accounted for as purchases. The aggregate consideration paid in these transactions was $34.3 million in cash and $18.3 million of subordinated notes convertible into 484,239 shares of the Company's Common Stock.

4.  PREPAID EXPENSES AND OTHER CURRENT ASSETS:

     Prepaid expenses and other current assets consist of the following (in thousands):

                                               DECEMBER 31
                                          ---------------------
                                            1995        1996
                                          ---------  ----------
Prepaid insurance.......................  $   1,410  $    2,757
Deferred income tax asset, current......      1,283       3,392
Prepaid licenses, registrations and
  other taxes...........................        918       3,683
Other...................................        929       2,796
                                          ---------  ----------
                                          $   4,540  $   12,628
                                          =========  ==========

5.  PROPERTY AND EQUIPMENT:

     Property and equipment consist of the following (in thousands):

                                                             DECEMBER 31
                                         ESTIMATED     ------------------------
                                        USEFUL LIVES      1995         1996
                                        ------------   -----------  -----------
                                          (YEARS)
Transportation equipment.............       3-15       $    79,681  $   241,371
Building and leasehold
  improvements.......................      5-31.5            6,624       11,527
Computer equipment...................       5-7              7,960        9,022
Other................................       3-10             2,519       12,496
                                                       -----------  -----------
                                                            96,784      274,416
Less -- Accumulated depreciation.....                      (31,389)     (63,662)
                                                       -----------  -----------
                                                       $    65,395  $   210,754
                                                       ===========  ===========

     Included in transportation equipment at December 31, 1995 and 1996, are approximately $10.9 million and $21.0 million, respectively, of assets held under capital leases.

                        COACH USA, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

6.  OTHER ASSETS:

     Other assets consist of the following (in thousands):

                                               DECEMBER 31
                                          ----------------------
                                             1995        1996
                                          ----------  ----------
Taxicab permits, net of accumulated
  amortization of $2,194 and $2,298.....  $    4,263  $    4,159
Noncurrent deferred income tax asset....       6,089       3,782
Other, net of accumulated amortization
  of $672 and $838......................       1,284       2,556
                                          ----------  ----------
                                          $   11,636  $   10,497
                                          ==========  ==========

     Amortization expense related to other assets for the years ended December 31, 1995 and 1996 was $201,000 and $270,000, respectively.

7.  ACCOUNTS PAYABLE AND ACCRUED LIABILITIES:

     Accounts payable and accrued liabilities consist of the following (in thousands):

                                               DECEMBER 31
                                          ----------------------
                                             1995        1996
                                          ----------  ----------
Trade accounts payable..................  $    3,900  $    8,721
Accrued insurance claims................       6,608      13,847
Accrued compensation....................       2,929       4,422
Due to affiliates.......................         642      --
Property and other taxes................         941       1,237
Accrued interest payable................         889         849
Deferred revenue........................         883       1,448
Other...................................       2,517       6,424
                                          ----------  ----------
                                          $   19,309  $   36,948
                                          ==========  ==========

                        COACH USA, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

8.  LONG-TERM OBLIGATIONS:

     Long-term obligations consist of the following:

                                                DECEMBER 31
                                          ------------------------
                                             1995         1996
                                          -----------  -----------
                                               (IN THOUSANDS)
Revolving credit facility with a bank
  syndicate, interest at LIBOR plus
  1.50% (7.03% at December 31, 1996),
  secured by substantially all of the
  assets of the Company.................  $   --       $    60,110
Notes payable to finance companies,
  interest rates ranging from 7.70% to
  15.00%, due in monthly installments of
  $567,098, maturing at various dates
  through 2011; secured by certain
  transportation equipment and real
  property..............................       38,971       20,728
Obligations under capital leases of
  certain transportation equipment,
  implicit interest rates ranging from
  5.00% to 11.00%, due in monthly
  installments of $344,508, maturing at
  various dates through 2003............        6,643       18,037
Various notes payable to stockholders,
  including $600 of accrued interest
  payable in 1996.......................       18,387          259
Other...................................        8,816        9,849
                                          -----------  -----------
Total Long-term Obligations.............       72,817      108,983
Less -- Current maturities..............      (12,065)     (10,877)
Less -- Accrued Interest................         (600)     --
                                          -----------  -----------
                                          $    60,152  $    98,106
                                          ===========  ===========

     At December 31, 1996, future principal payments of long-term debt and minimum lease payments under capital lease obligations are as follows (in thousands):

                                           LONG-TERM    CAPITAL LEASE
                                             DEBT        OBLIGATIONS
                                           ---------    -------------
Year ending December 31 --
     1997...............................   $   8,300      $   4,201
     1998...............................       4,998          3,341
     1999...............................      65,189          3,221
     2000...............................       4,816          3,976
     2001...............................       3,247          2,858
     Thereafter.........................       4,397          6,404
                                           ---------    -------------
                                           $  90,947         24,001
                                           =========

     Less -- Amounts representing
        interest........................                     (5,964)
                                                        -------------
                                                          $  18,037
                                                        =============

  REVOLVING CREDIT AGREEMENT

     In May 1996, the Company entered into a $30 million revolving credit agreement with one bank. This credit facility was primarily utilized to refinance certain indebtedness of the Founding Companies not repaid with proceeds of the Offering.

     In August 1996 and February 1997, the Company amended and restated the credit agreement. The credit agreement, as amended, provides for a revolving credit facility of $181 million through a syndicate of eight banks and allows for an additional $40 million of debt outside

                        COACH USA, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

the credit facility (in addition to the convertible subordinated notes). The proceeds of the facility are to be used for working capital, capital expenditures and acquisitions, including refinancing of indebtedness related to acquisitions. The facility is secured by substantially all of the assets of the Company and matures in August 1999, at which time all amounts then outstanding become due. Interest on outstanding borrowings is charged, at the Company's option, at the bank's prime rate plus up to 1.0% or the London Interbank Offered Rate ("LIBOR") plus 1.0% to 2.25%, both as determined by the ratio of the Company's funded debt to cash flow, as defined. A commitment fee ranging from 0.25% to 0.50% is payable on the unused portion of the facility. Under the terms of the credit agreement, the Company must maintain certain minimum financial ratios. The credit agreement prohibits the payment of cash dividends. As of December 31, 1996, the Company had a total of $109.0 million outstanding under the revolving and other outside credit facilities and had utilized $5.0 million of the facility for letters of credit securing certain insurance obligations and performance bonds, resulting in a borrowing availability of $16.0 million under the revolving and other outside credit facilities.

     In September 1996, the Company entered into an interest rate cap agreement with a bank. The agreement has a term of one year and a notional principal amount of $50 million. The agreement provides that if the 90-day LIBOR rate exceeds 6.5% for certain measurement periods, the bank will pay to the Company the difference between such rate and 6.5%. The cost of the agreement is being amortized over its term.

  CONVERTIBLE SUBORDINATED NOTES

     In August 1996, the Company issued $22.5 million of convertible subordinated notes to former owners of the Purchased Companies as partial consideration of the acquisition purchase price. The convertible subordinated notes bear interest, payable quarterly, at a weighted average interest rate of 5.0% and are convertible by the holder into shares of the Company's Common Stock at a weighted average price of $29.98 per share. The convertible subordinated notes are redeemable for cash at the option of the Company at any time after one year of issuance. The terms of the convertible subordinated notes require $4.0 million of principal payments in 1997 and $18.5 million in 1999.

     Management estimates that the fair value of its debt obligations is $112,619,000, compared to the historical value of $114,659,000 at December 31, 1996. The estimated fair value was determined by applying an estimated discount rate to the scheduled cash payments under the obligations.

                        COACH USA, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

9.  INCOME TAXES:

     The Company has implemented SFAS No. 109, "Accounting for Income Taxes," which provides for a liability approach to accounting for income taxes. The provision for income taxes consists of the following (in thousands):

                                              YEAR ENDED DECEMBER 31
                                          -------------------------------
                                            1994       1995       1996
                                          ---------  ---------  ---------
Current --
     Federal............................  $    (129) $     335  $     612
     State..............................         53        (28)       171
                                          ---------  ---------  ---------
                                                (76)       307        783
                                          ---------  ---------  ---------
Deferred --
     Federal............................      1,115      1,464      5,663
     State..............................         91        279      1,238
                                          ---------  ---------  ---------
                                              1,206      1,743      6,901
                                          ---------  ---------  ---------
Provision for income taxes before
  extraordinary
  items.................................      1,130      2,050      7,684
                                          ---------  ---------  ---------
Extraordinary Items --
     Current............................     --         --          1,690
     Deferred...........................     --         --            125
                                          ---------  ---------  ---------
                                             --         --          1,815
                                          ---------  ---------  ---------
                                          $   1,130  $   2,050  $   9,499
                                          =========  =========  =========

     Deferred income taxes result from the effect of transactions which are recognized in different periods for financial and tax reporting purposes and relate primarily to depreciation, accrued insurance claims payable and net operating loss carryforwards. Deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates to differences between the financial reporting and the tax bases of existing assets and liabilities.

     The components of deferred income tax liabilities and assets are as follows (in thousands):

                                                DECEMBER 31
                                          ------------------------
                                             1995         1996
                                          -----------  -----------
Deferred income tax liabilities --
     Property and equipment.............  $     9,529  $    30,648
     Other..............................          558          679
                                          -----------  -----------
           Total deferred income tax
             liabilities................       10,087       31,327
                                          -----------  -----------
Deferred income tax assets --
     Accounts receivable/allowance for
        doubtful accounts...............         (148)        (854)
     Accrued liabilities/expenses.......       (5,190)      (8,574)
     Net operating losses...............       (3,357)      (2,520)
     Other assets.......................       (2,074)      (1,965)
     Tax credits........................         (268)      (2,775)
     Other..............................         (227)        (824)
                                          -----------  -----------
           Total deferred income tax
             assets.....................      (11,264)     (17,512)
Less -- Valuation allowance.............            5          904
                                          -----------  -----------
           Net deferred income tax
             (assets) liabilities.......  $    (1,172) $    14,719
                                          ===========  ===========

     The differences in income taxes provided and the amounts determined by applying the federal statutory tax rate to income before income taxes result from the following (in thousands):

                                           YEAR ENDED DECEMBER 31,
                                       -------------------------------
                                         1994       1995       1996
                                       ---------  ---------  ---------
Tax at federal statutory rate........  $     866  $   1,751  $   8,064
     Add (deduct) --
           State income taxes, net of
           federal benefit...........        119        162        983
           Nondeductible expenses....        124        155        383
           Tax-exempt income.........         (9)        (3)    --
           Other.....................         30        (15)        69
                                       ---------  ---------  ---------
                                       $   1,130  $   2,050  $   9,499
                                       =========  =========  =========

     For purposes of the consolidated federal tax return, the Company has net operating loss carryforwards available to offset taxable income of the Company in the future. The net operating loss carryforwards will expire at various dates from 1997 to 2010. The Company also has tax credit carryforwards which have been partially offset by a valuation allowance. Certain tax credit carryforwards will expire at various periods from 1996 through 2002. In connection with the acquisition of the Pooled Companies, ownership changes occurred resulting in various limitations on certain tax attributes of the Pooled Companies. However, the Company expects full utilization of these tax attributes prior to their expiration.

                        COACH USA, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

10.  COMMITMENTS AND CONTINGENCIES:

  PURCHASE COMMITMENTS

     As of December 31, 1996, the Company has entered into commitments to purchase 108 motorcoaches for approximately $32,636,000. The Company intends to sell or trade-in a number of older motorcoaches and finance the balance of the new motorcoaches under the revolving and other outside credit facilities. In addition, at December 31, 1996, the Company has entered into a commitment to purchase certain property for approximately $1,050,000.

  LEASES

     The Company leases certain facilities and equipment under cancelable and noncancelable operating leases. Rental expense for the years ended December 31, 1994, 1995 and 1996 was $1,808,000, $1,952,000 and $3,594,000, respectively.
Concurrent with the acquisitions of certain Founding and Purchased Companies, the Company entered into various agreements with previous owners to lease land and buildings used in the Company's operations. The terms of these leases range from May 1996 through October 2030 and provide for certain escalations in the rent expense each year. Included in the 1996 rent expenses above is approximately $467,000 of rent paid to these related parties. The following represents future minimum rental payments under noncancelable operating leases (in thousands):

Year ending December 31 --
     1997............................  $    3,224
     1998............................       2,424
     1999............................       2,182
     2000............................       2,019
     2001............................       1,557
     Thereafter......................      16,260
                                       ----------
                                       $   27,666
                                       ==========

  CLAIMS AND LAWSUITS

     The Company is subject to certain claims and lawsuits arising in the normal course of business, most of which involve claims for personal injury and property damage incurred in connection with its operations. The Company maintains various insurance coverages in order to minimize financial risk associated with the claims. The Company has provided accruals for certain of these actions in the accompanying supplemental consolidated financial statements. In the opinion of management, uninsured losses, if any, resulting from the ultimate resolution of these matters will not have a material effect on the Company's financial position or results of operations.

  REGULATORY MATTERS

     The Surface Transportation Board ("STB") must approve or exempt any consolidation or merger of two or more regulated interstate motorcoach operators or the acquisition of one such operator by another. On November 7, 1996, the STB granted the Company's petition for exemption in connection with the Pooled Companies acquired in August 1996 and the Purchased Companies. However, future acquisitions of other motorcoach operators must be approved or exempted from the need for regulatory approval by the Surface Transportation Board. There can be no assurance that the Company will be able to obtain such approval or

                        COACH USA, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

exemption with respect to future acquisitions, including the acquisitions of businesses in December 1996 and acquisitions subsequent to year-end.

  ESTIMATED INSURANCE CLAIMS PAYABLE

     The primary risks in the Company's operations are bodily injury and property damage to third parties and workers' compensation. The Company has commercial liability insurance policies that provide coverage by the insurance company, subject to deductibles ranging from $5,000 to $250,000. The Company is consolidating its insurance program under a program which provides for deductibles ranging from $100,000 to $250,000. As such, any claim within the deductible per incident would be the financial obligation of the Company.

     The accrued insurance claims payable represents management's estimate of the Company's potential claims costs in satisfying the deductible provisions of the insurance policies for claims occurring through December 31, 1996. The accrual is based on known facts and historical trends. Management believes such accrual to be adequate.

  EMPLOYEE BENEFIT PLANS

     The Company maintains certain 401(k) plans which allow eligible employees to defer a portion of their income through contributions to the plans. The Company contributed $69,000, $85,000 and $246,000 to its plans during the year ended December 31, 1994, 1995 and 1996, respectively.

  COLLECTIVE BARGAINING AGREEMENTS

     The Company is a party to various collective bargaining agreements with certain of its employees. The agreements require the Company to pay specified wages and provide certain benefits to its union employees. These agreements will expire at various times through 2000.

  COMMITMENTS

     The Company has entered into agreements with Exel Motorcoach Partnership ("Exel") whereby Exel will provide introductions to other motorcoach businesses and provide other consulting services for a term of three years. The consideration to be paid to Exel will be approximately $100,000 per year. In addition, Exel will be paid a commission on any acquisition completed by the Company with motorcoach businesses introduced to it by Exel, based on a formula ranging from 5% of the first $1,000,000 of consideration paid for the acquired business, and decreasing to a level of 1% of the consideration in excess of $4,000,000 paid for such business. A director of the Company is a principal of Exel. In connection with several acquisitions, the Company paid Exel commissions of $503,600 in 1996, based on the formula outlined above.

  RISK FACTORS

     An investment in shares of Common Stock or debt obligations of the Company involve a high degree of risk, including, among others, those risks related to the effects of leverage of the Company, the Company's limited combined operating history, risks related to acquisition financing and implementation of the Company's acquisition strategy, seasonality of the motor coach business, fuel price volatility, potential exposure to environmental liabilities, and reliance on key personnel.

                        COACH USA, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

11.  EMPLOYEE STOCK OPTION PLAN:

     The Company's 1996 Long-Term Incentive Plan provides for the granting of options to key employees to purchase an aggregate of not more than the greater of 1,500,000 shares or 15% of the total number of shares of the Company's Common Stock outstanding at the time of grant at fair market value on the date of grant. One-fifth of granted options generally become exercisable after one year, and continue to become exercisable in one-fifth increments each year thereafter. The options expire after ten years from the date of grant if unexercised. Outstanding options may be canceled and reissued under terms specified in the plan.

     The following table summarizes activity under the Company's stock option plans:

                                                                        1996
                                                                     ----------
Options outstanding, beginning of year .....................               --
     Granted (exercise price per share)
        1996 ($14.00 to $27.25) ............................          1,807,017
     Forfeited (exercise price per share)
        1996 ($14.00 to $23.75) ............................            (15,500)
                                                                     ----------
Options outstanding, end of year ...........................          1,791,517
                                                                     ==========

     The Company accounts for its stock-based compensation under Accounting Principles Board Statement No. 25 "Accounting for Stock Issued to Employees." Under this accounting method, no compensation expense is recognized in the supplemental consolidated statements of income if no intrinsic value of the option exists at the date of grant. In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock Based
Compensation." SFAS No. 123 encourages companies to account for stock based compensation awards based on the fair value of the awards at the date they are granted. The resulting compensation cost would be shown as an expense in the statement of income. Adoption of the standard is required for fiscal years beginning after December 15, 1995. Companies can choose not to apply the new accounting method and continue to apply current accounting requirements; however, disclosure is required as to what net income and earnings per share would have been had the new accounting method been followed. While the Company did not adopt SFAS No. 123 for accounting purposes, it has implemented the disclosure requirements below which include annual pro forma disclosures of its effects on options granted since the initial grant in May 1996. Had compensation cost for these plans been determined consistent with SFAS No. 123, the Company's net income and earnings per share would have been reduced to the following pro forma amounts (in thousands except per share data):

                                                                1996
                                                             ----------
Net Earnings       As reported.............................  $   13,540
                   Pro forma...............................  $   12,023
Earnings Per Share As reported.............................  $     1.14
                   Pro forma...............................  $     1.01

                        COACH USA, INC. AND SUBSIDIARIES
           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS -- (CONTINUED)

     The effects of applying SFAS No. 123 in the pro forma disclosure may not be indicative of future amounts as additional awards in future years are anticipated. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

Expected dividend yield.................              0.00%
Expected stock price volatility.........    34.59% - 34.78%
Risk free interest rate.................     6.43% -  6.96%
Expected life of options................           10 years

     Options outstanding at December 31, 1996, had exercise prices ranging from $14.00 to $27.25, a weighted average remaining contractual life of 9.5 years, a weighted average fair value of $14.29 per option and a weighted average exercise price of $17.71 per option.

12.  EXTRAORDINARY ITEMS:

     In connection with the merger of a Pooled Company with Coach USA in August 1996, obligations due to stockholders of $17.2 million were retired in exchange for shares of Coach USA Common Stock. The transactions resulted in an extraordinary gain on early extinguishment of debt of approximately $4.2 million, net of taxes, representing the excess of the recorded value of the obligations exchanged over the market value of the Coach USA Common Stock. This gain was partially offset by extraordinary losses of approximately $1.5 million, net of taxes, resulting from early extinguishment of debt at certain other companies.

13.  EVENTS SUBSEQUENT TO DATE OF AUDITORS' REPORT (UNAUDITED):

     Subsequent to March 31, 1997, the Company acquired eight additional companies. The aggregate consideration for these transactions was $8.5 million in cash, 1,380,247 shares of the Company's Common Stock, and $3.8 million of subordinated notes convertible into 102,128 shares of the Company's Common Stock. The Company has entered into an agreement to acquire an additional business, which is subject to regulatory approval, for consideration amounting to 300,000 shares of the Company's common stock.

     The Company completed the sale of $150 million 9 3/8% Senior Subordinated Notes due 2007 during the second quarter of 1997.

     The Company has recently announced that it anticipates the $181 million Credit Facility will be amended to provide for borrowings of up to $300 million and additional borrowings outside such facility to $80 million.

     The Company and Exel have subsequently agreed to the termination of the agreement discussed in Note 10 whereby Exel shall receive, upon completion of the next acquisition of a motorcoach business identified by Exel with aggregate consideration paid in excess of $5.0 million, $275,000 in cash and the grant of a warrant to purchase 100,000 shares of Company Common Stock at an exercise price of $26 per share. The warrant will be exercisable beginning six months from the date of the agreement to terminate and expire two years from the date of the agreement to terminate.

================================================================================
      NO PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THIS OFFERING TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                            ------------------------

                                TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Available Information .............................................            2
Incorporation of Certain Documents by Reference ...................            2
The Company .......................................................            3
Risk Factors ......................................................            6
Price Range of Common Stock and Dividend Policy....................           11
Principal and Selling Stockholders ................................           12
Plan of Distribution ..............................................           14
Legal Matters .....................................................           14
Index to Financial Statements .....................................          F-1

================================================================================
================================================================================

                                 779,086 SHARES

                                COACH USA, INC.

                                  COMMON STOCK

                               -----------------
                                   PROSPECTUS
                               -----------------

                                 AUGUST 13, 1997

================================================================================